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                                                                    EXHIBIT 20.2


             ESS TECHNOLOGY ANNOUNCED STOCK REPURCHASE PROGRAM AND
              CONVERSION OF PLATFORM TECHNOLOGIES ACQUISITION FROM
                        POOLING-OF-INTEREST TO PURCHASE

FREMONT, CALIFORNIA, April 29, 1997 -- ESS Technology, Inc. (Nasdaq: ESST) today announced that its board of directors has authorized the company to repurchase up to two million shares of its common stock. In addition, ESS announced it would change its recent acquisition of Platform Technologies, Inc. from a pooling of interests, as originally announced, to a purchase. The company expects to issue 2.54 million shares to shareholders of Platform Technologies.

        The conversion of the acquisition to a purchase is expected to result in a one-time charge in the second quarter for in-process research and development expenses. The repurchase program calls for shares to be purchased in the open market or in private transactions from time to time. The repurchased shares will be used to partially offset the shares issued for Platform Technologies, Inc.

        "The company's decision was in consideration of the current price of our common stock," said Fred S. L. Chan, chairman and chief executive officer. "With the repurchase program and the change of the acquisition to a purchase, we have the ability to reduce the number of shares outstanding after the acquisition."

        ESS Technology, Inc. is a leading supplier of PC audio and digital video



                                     -more-
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ESS TECHNOLOGY ANNOUNCES STOCK REPURCHASE PROGRAM...                    Page 2

semiconductor solutions for the PC and consumer markets. ESS designs, develops, and markets highly integrated mixed signal semiconductor and software solutions for multimedia applications. ESS, headquartered in Fremont, California, has sales and technical support offices in Beijing and Shenzhen, China; Tokyo, Japan; Taipei, Taiwan; Hong Kong; and Austin, Texas. ESS Technology is listed on the Nasdaq Market System under the symbol ESST. World Wide Web site: http://www.esstech.com


                                      o0o

        The matters discussed in this news release include certain forward looking statements that involve risks and uncertainties, including the timely availability and acceptance of new products, the impact of competitive products and pricing, the dependence on continued growth in demand for PC and consumer multimedia products, the management of growth of the company, and the other risk detailed from time to time in the SEC reports of ESS, including the report on Form 10-K for the year ended December 31, 1996. Actual results could differ materially from those projected in the forward looking statements.